# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Space Acquisition II Corp., CIK 0002032950
CUSIP: G4627B129
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- HIGHBRIDGE CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 530,000; sole dispositive power 0; shared dispositive power 530,000; aggregate amount beneficially owned 530,000 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Horizon Space Acquisition II Corp.
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, NEW YORK, NY 10018

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Horizon Space Acquisition II Corp., a Cayman Islands exempted company (the "Issuer"), directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

The Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Ordinary Shares is G4627B129.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 9,080,000 Ordinary Shares outstanding, after giving effect to the completion of the Issuer's initial public offering and the full exercise of the underwriters' over-allotment option, all as described in the Issuer's Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on November 15, 2024 and the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 2024.
Percent of class: 5.8
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HIGHBRIDGE CAPITAL MANAGEMENT LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (01/31/2025)